FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of         June                                          2004
                         --------------------------------------    -----------
Commission File Number   000-29898
                         --------------------------------------    -----------


                          Research In Motion Limited
------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                 Form 20-F                Form 40-F  X
                          --------                  ----------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                       No  X
                   ----------               ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                DOCUMENT INDEX



 Document
 --------

     1         Management Information Circular and
               Solicitation of Proxies pertaining to the annual meeting of shareholders to be held on July 12, 2004

     2 Form of Proxy for the the annual meeting of shareholders to be held on July 12, 2004

     3 Notice of Annual Meeting of the Shareholders pertaining to the annual meeting of shareholders to be held on July 12, 2004

     4         Confirmation of Mailing

                                                                     Document 1

                           RESEARCH IN MOTION LIMITED

                         Annual Meeting of Shareholders

                          to be held on July 12, 2004

                        MANAGEMENT INFORMATION CIRCULAR

                            SOLICITATION OF PROXIES

This Management Information Circular and accompanying form of proxy are furnished in connection with the solicitation by or on behalf of management of Research In Motion Limited (the "Company") of proxies to be used at an annual meeting of the shareholders of the Company (the "Meeting") to be held at Canadian Clay and Glass Gallery, 25 Caroline St. North, Waterloo, Ontario on July 12, 2004, at 6:30 p.m. and at any adjournment thereof for the purposes set forth in the enclosed notice of meeting. Proxies will be solicited primarily by mail but may also be solicited personally, by telephone or by facsimile by the regular employees of the Company at nominal costs. The costs of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Company (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this information circular, the notice of meeting and form of proxy to the beneficial owners of such shares. The Company will provide, without cost to such persons, upon request to the Secretary of the Company, additional copies of the foregoing documents required for this purpose.


             APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Company and will represent management of the Company at the Meeting. A shareholder has the right to appoint a person or company (who need not be a shareholder of the Company), other than the persons designated in the accompanying form of proxy, to represent the shareholder at the Meeting. Such right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy. A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, on or before 5:00 p.m. (Eastern Standard time) on July 8, 2004 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deliver it to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or its attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited to the attention of the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of such Meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

                       EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by proxy shall be voted accordingly. If a specification is not made with respect to any matter the proxy will confer discretionary authority and will be voted FOR the election of individuals listed herein as directors of the Company, FOR the appointment of Ernst & Young LLP as auditors of the Company and AGAINST the shareholder proposal set out in Appendix "A" to this Management Information Circular. The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting in such manner as the nominee in his judgment may determine. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

                 ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Common Shares of the Company in their own name, and thus are considered non-registered shareholders. Shareholders who do not hold their Common Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker or another similar entity (called an "Intermediary"). Common Shares held by an Intermediary can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

                                     QUORUM

The presence of two shareholders or proxyholders entitled to cast votes representing at least 20 per cent of the Company's Common Shares will constitute a quorum at the Meeting. The Company's list of shareholders as of the record date (defined below) has been used to deliver to shareholders the Notice of Meeting of Shareholders and this Management Information Circular as well as to determine who is eligible to vote.

                VOTING SECURITIES AND PRINCIPAL HOLDERS ThEREOF

The authorized share capital of the Company consists of an unlimited number of Common Shares, Class A Shares and Preferred Shares. As at the date hereof, 186,904,092 Common Shares of the Company are issued and outstanding, each of which carries the right to one vote on all matters that may come before the Meeting. No Class A Shares or Preferred Shares are currently issued and outstanding. To the knowledge of the directors and officers of the Company, the only person or company beneficially owning, directly or indirectly, or exercising control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company is set forth in the following table:


-------------------------------------------------------------------------------------------------------------
    Name of Beneficial Shareholder          Number of Common Shares         Percentage of Common Shares
-------------------------------------------------------------------------------------------------------------


Fidelity Management and Research                22,405,000                          11.99%
Company (1)
-------------------------------------------------------------------------------------------------------------

(1) This information reflects share ownership as of May 26, 2004 and is taken from an Early Warning Report filed by Fidelity Management & Research Company in accordance with National Instrument 62-103 on May 26, 2004.



                                 INTERPRETATION

On April 7, 2004, the Company declared a stock dividend, payable on the basis of one Common Share for each Common Share held as of 5:00 p.m. (Toronto time) on May 27, 2004. The payment date for this dividend was June 4, 2004. This dividend doubled the number of Common Shares outstanding, and effectively achieved a two-for-one split of the outstanding Common Shares (the "Stock Split"). All references to Common Shares or Common Share data in this Circular have been adjusted to give effect to the Stock Split.

Unless otherwise specified herein, all references to dollar amounts shall be to US dollars. All Canadian dollar amounts have been converted into US dollars at the following average rates:

         Fiscal 2004: US $1.00 = CDN $1.3624
         Fiscal 2003: US $1.00 = CDN $1.5584
         Fiscal 2002: US $1.00 = CDN $1.5619

Any amounts in Canadian dollars have been highlighted by the inclusion of prefix "CDN" before a specified dollar amount.

                                  RECORD DATE

Persons registered on the books of the Company at the close of business on June 10, 2004 (the "record date") and persons who are transferees of Common Shares acquired after such record date and who have produced, not later than ten (10) days before the Meeting, properly endorsed certificates evidencing transfer of such shares or who otherwise establish ownership thereof and demand, not later than ten (10) days before the Meeting, that their names be included in the list of shareholders, are entitled to vote at the Meeting. Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Company's transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Company or its shareholders.

                    BUSINESS TO BE TRANSACTED AT THE MEETING


A.   Election of Directors

The Board of Directors of the Company presently consists of seven (7) directors to be elected annually. In accordance with the Business Corporations Act (Ontario), the directors are authorized from time to time to fix the number of directors, between a minimum of one (1) and a maximum of fifteen (15) persons, without the prior consent of the shareholders. The number of directors to be elected at the Meeting has been fixed at seven (7) persons. All of the nominees are now directors of the Company and have been directors since the dates indicated below. Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy will vote for the election of the seven (7) nominees whose names are set forth below. Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his successor is duly elected or appointed.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, the date on which each director first became a director of the Company, all positions and offices with the Company held by each director, and the number of Common Shares of the Company beneficially owned, directly or indirectly, by each director as at the date hereof.


-------------------------------------------------------------------------------------------------------------------
  Name, Present Principal Occupation and     Director Since      Position(s) with           Number of Common
         Municipality of Residence                                 the Company         Shares Beneficially Owned,
                                                                                        Directly or Indirectly or
                                                                                          Over Which Control or
                                                                                       Direction is Exercised (1)
-------------------------------------------------------------------------------------------------------------------


Michael Lazaridis,                                1984       President, Co-Chief               12,775,100
President and Co-Chief Executive Officer                     Executive Officer, and
of the Company                                               Director
Waterloo, Ontario, Canada

-------------------------------------------------------------------------------------------------------------------

James L. Balsillie,                               1993       Chairman, Co-Chief                11,761,004
Chairman and Co-Chief Executive Officer of                   Executive Officer and
the Company                                                  Director
Waterloo, Ontario, Canada

-------------------------------------------------------------------------------------------------------------------

Douglas E. Fregin,                                1985       Vice-President,                    5,298,054
Vice-President, Operations of the Company                    Operations and Director
Waterloo, Ontario, Canada

-------------------------------------------------------------------------------------------------------------------

Kendall  Cork (2)(3)                              1999       Director                             7,420
Managing Director,
Sentinel Associates Ltd.
Hillsburgh, Ontario, Canada

-------------------------------------------------------------------------------------------------------------------

James Estill, (2)                                 1997       Director                              Nil
President and Chief Executive Officer of
EMJ Data Systems Ltd.
Guelph, Ontario, Canada

-------------------------------------------------------------------------------------------------------------------

John E. Richardson, (2)                           2003       Director                              Nil
Retired
Toronto, Ontario, Canada

-------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------


Dr. Douglas Wright, (2) (3)                       1995       Director                            48,000
President Emeritus,
University of Waterloo
Waterloo, Ontario, Canada

-------------------------------------------------------------------------------------------------------------------


Notes:

(1) The information as to Common Shares beneficially owned or over which control is exercised, not being within the knowledge of the Company, has been furnished by the respective nominees individually.
(2)      Member of the Audit Committee.
(3)      Member of the Compensation Committee.

The following sets out the principal occupation, business or employment of each director and other biographical information.

Mr. Lazaridis has served as a director of the Company since 1984 and is the co-founder, President and Co-CEO of the Company. Mr. Lazaridis holds an honorary Doctor of Engineering degree from the University of Waterloo and is currently the University's Chancellor. In recognition of his leadership and innovation, Mr. Lazaridis was named by the Globe and Mail as Canada's Nation Builder of the Year for 2002. Mr. Lazaridis has more than fifty patents issued and has been granted dozens of industry and community awards for his innovations in wireless radio technology and software. In 2002 Mr. Lazaridis established Perimeter Institute for Theoretical Physics, which is establishing itself as a leading international centre of research in foundational theoretical physics.

Mr. Balsillie has served as a director of the Company since 1993 and is the Chairman and Co-CEO of the Company. Mr. Balsillie is a Chartered Accountant and received a Bachelor of Commerce Degree from the University of Toronto and an MBA from Harvard Business School. Mr. Balsillie also holds an Honorary Doctorate Degree from Wilfrid Laurier University. In addition, Mr. Balsillie holds an FCA from the Canadian Institute of Chartered Accountants. Prior to joining the Company in 1992, Mr. Balsillie was Executive Vice President and a member of the Board of Directors with Sutherland-Shultz Limited in Kitchener, Ontario. Mr. Balsillie has also held the positions of Senior Associate, Strategy Consulting Group and Senior Accountant, Entrepreneurial Services Group at Ernst & Young in Toronto. In 2002 Mr. Balsillie founded The Centre for International Governance Innovation, a research institute focused on the restructuring of international governance practices, with a particular emphasis on financial and economic institutions.

Mr. Fregin has served as a director of the Company since 1985 and is the co-founder and Vice President of Operations of the Company. Mr. Fregin studied Electrical Engineering at the University of Windsor and is actively involved in product hardware development and design for the Blackberry product line. He is also involved in the evaluation and development of new technologies in the Printed Wiring Boards industry. Mr. Fregin served as Vice President of Hardware Design at the Company from 1984 to 1988.

Mr. Cork has served as a director of the Company since 1999 and is the Managing Director of Sentinel Associates Limited, a consulting firm in corporate direction. Mr. Cork graduated with a Bachelor of Commerce Degree from the University of Toronto. Mr. Cork was the Chairman and President of E-L Financial Corporation from 1991 to 1997, and was the Vice Chairman from 1997 to 2003. In addition, Mr. Cork was the Senior Vice President-Treasurer with Noranda Inc. from 1980 to 1987, and held various other positions at Noranda Inc. from 1959 to 1980. He is a current director of United Corporations, Fulcrum Investment, Strongco, InternetSecure, University of Toronto Press, Perimeter Institute for Theoretical Physics, and the Centre for International Governance Innovation. Mr. Cork has served on numerous other boards in the past, including E-L Financial, Empire Life, Dominion of Canada General Insurance Company, The Bank of Nova Scotia, McCain Foods, MacMillan Bloedel, Polysar Inc., Brunswick Mining and Smelting, Central Canada Potash, Rudolf Wolff, and Noranda Sales. Mr. Cork has published on financial matters for the Canadian Royal Commission on Banking and Finance, and was honoured as Distinguished Business Alumni from the University of Toronto.

Mr. Estill has served as a director of the Company since 1997 and is the founder, President and CEO of EMJ Data Systems. EMJ Data Systems Ltd., headquartered in Guelph, Ontario, is a Canadian, publicly owned distributor of computer products and peripherals with offices across Canada and the United States. Mr. Estill is a graduate of the University of Waterloo and holds a B.A. Sc. Systems Design Engineering. Mr. Estill is a frequent speaker at industry trade shows and publishes on the subjects of entrepreneurship, business, computer industry trends, negotiation skills, and time management.

Mr. Richardson has served as a director of the Company since 2003. Mr. Richardson has a Bachelor of Commerce Degree from the University of Toronto, an MBA from the Harvard Business School and FCA from the Canadian Institute of Chartered Accountants. Mr. Richardson was appointed Vice Chairman of the Ontario Pension Board in June 2004. He was a former Senior Partner of Clarkson Gordon & Co, Executive Vice President, Lonvest Corporation (now London Insurance Group Inc.), President of Great Lakes Power, Deputy Chairman of London Insurance Groups Inc., Chairman, President and CEO of Wellington Insurance, and Chairman of London Guarantee Insurance Company. Mr. Richardson was a past board member with the Insurance Bureau of Canada, and the Facility Association.

Dr. Wright has served as a director of the Company since 1995 and is currently the President Emeritus of the University of Waterloo. Dr. Wright is a former President of the University and was the first Dean of Engineering. Dr. Wright is a director of several companies in Canada, the United States and Britain including Geometrica Inc and Glenmount International. He is a Fellow of the Canadian Academy of Engineering and an Officer in the Order of Canada. Dr. Wright received the Entrepreneur of the Year Award for Canada in 1997.


B. Appointment of Independent Auditors and Authorization of Directors to fix their Remuneration

The Company's auditors for fiscal 2004 were Ernst & Young LLP. Ernst & Young LLP have been co-auditors of the Company beginning with the fiscal year ended February 28, 1997 and have been sole auditors of the Company beginning with the fiscal year ended February 28, 2004.

The Board of Directors recommends a vote "for" the re-appointment of Ernst & Young LLP as independent auditors of the Company for the fiscal year ended February 26, 2005 and "for" authorizing the Board of Directors to fix the auditor's remuneration.

Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the re-appointment of Ernst & Young LLP as auditor of the Company until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

Audit Fees

In fiscal 2004 the Company paid Ernst & Young LLP $531,000 for audit services. Approximately $166,000 of this amount relates to work performed in connection with the prospectus of the Company filed in January 2004 and the balance relates to quarterly reviews and the annual audit. In fiscal 2003, the Company paid Ernst & Young LLP and Zeifman & Company LLP (who were then co-auditors of the Company), $123,000 and $83,000, respectively for audit services ("Audit Services").

Audit Related Fees

In fiscal 2004, the Company paid Ernst & Young LLP $47,000 for assurance and related services that were related to the performance of the audit or review of the Company's financial statements that do not form part of the Audit Services described above (the "Audit Related Fees"). In fiscal 2003, the Company paid Ernst & Young LLP and Zeifman & Company LLP, $231,000 and $51,000, respectively for Audit Related Services. These Audit Related Services included accounting research and internal control review procedures.

Tax Fees

In fiscal 2004, the Company paid Ernst & Young LLP $90,000 for professional services rendered for tax compliance, tax advice and tax planning (the "Tax Services"). In fiscal 2003, the Company paid Ernst & Young LLP and Zeifman & Company LLP, $21,000 and $98,000, respectively for Tax Services. These Tax Services included services paid with respect to international tax compliance engagements.

Other information related to the composition of the Company's audit committee will be found under the heading "Audit Committee" in the Company's 2004 Annual Information Form, which can be accessed at www.sedar.com.

C.   Shareholder Proposal

The shareholders of the Company will be asked to consider the shareholder proposal set out in Appendix "A", namely a proposal to require the Board of Directors to (1) make a greater effort to locate qualified women as candidates for nomination to the Board of Directors; (2) attempt to recruit qualified women to fill senior officer positions; (3) issue a public statement regarding gender diversity; and (4) provide shareholders with a report regarding gender diversity.

The Board of Directors recommends a vote against the shareholder proposal on the basis that the matters raised in this proposal are already addressed by policies which have been adopted by the Company as further detailed in Appendix "A". Unless contrary instructions are given, the management designees, if named as proxy, intend to vote the Common Shares represented by any such proxy against the shareholder proposal.

                            EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation earned during the fiscal years ended February 28, 2004, March 1, 2003 and March 2, 2002 by Michael Lazaridis, the President and Co-Chief Executive Officer of the Company, James L. Balsillie, the Chairman and Co-Chief Executive Officer of the Company, Larry Conlee, the Chief Operating Officer of Product Development and Manufacturing of the Company, Donald Morrison, the Chief Operating Officer, BlackBerry of the Company and Dennis Kavelman, Chief Financial Officer of the Company (collectively, the "Named Executive Officers").


-------------------------------------------------------------------------------------------------------------------------------

 Name and Principal   Fiscal              Annual Compensation(1)                  Long Term Compensation           All Other
      Position         Year                                                                                       Compensation
                                 ----------------------------------------------------------------------------------------------
                                                                                         Securities
                                                                                          or Units
                                                                                         Subject to
                                                           Other Annual     Securities    Resale        LTIP
                                    Salary        Bonus    Compensation(2)    Under     Restrictions   Payments
                                     (US$)        (US$)        (US$)        Option (#)     (US$)        (US$)        (US$)
-------------------------------------------------------------------------------------------------------------------------------


Michael Lazaridis,      2004       $293,600        Nil          Nil         400,000        Nil          Nil           Nil
President and
Co-Chief Executive      2003       $256,680        Nil          Nil         200,000        Nil          Nil           Nil
Officer
                        2002       $224,084        Nil          Nil         200,000        Nil          Nil           Nil

-------------------------------------------------------------------------------------------------------------------------------

James L. Balsillie,     2004       $293,600        Nil          Nil         400,000        Nil          Nil           Nil
Chairman and
Co-Chief Executive      2003       $256,680        Nil          Nil         200,000        Nil          Nil           Nil
Officer
                        2002       $224,084        Nil          Nil         200,000        Nil          Nil           Nil

-------------------------------------------------------------------------------------------------------------------------------

Larry Conlee,           2004       $294,880        Nil          Nil         100,000        Nil          Nil           Nil
Chief Operating
Officer, Product        2003       $257,799        Nil          Nil         100,000        Nil          Nil       $116,813(3)
Development and
Manufacturing           2002       $244,408        Nil          Nil         100,000        Nil          Nil        $38,565(3)

-------------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------------

 Name and Principal   Fiscal              Annual Compensation(1)                  Long Term Compensation           All Other
      Position         Year                                                                                       Compensation
                                 ----------------------------------------------------------------------------------------------
                                                                                         Securities
                                                                                          or Units
                                                                                         Subject to
                                                           Other Annual     Securities    Resale        LTIP
                                    Salary        Bonus    Compensation(2)    Under     Restrictions   Payments
                                     (US$)        (US$)        (US$)        Option (#)     (US$)        (US$)        (US$)
-------------------------------------------------------------------------------------------------------------------------------


Donald Morrison,        2004       $293,600        Nil          Nil           Nil          Nil          Nil           Nil
Chief Operating
Officer, BlackBerry     2003       $224,595        Nil          Nil         100,000        Nil          Nil           Nil

                        2002       $192,072        Nil          Nil         100,000        Nil          Nil           Nil

-------------------------------------------------------------------------------------------------------------------------------

Dennis Kavelman,        2004       $198,180        Nil          Nil         200,000        Nil          Nil           Nil
Chief Financial
Officer                 2003       $173,259        Nil          Nil         120,000        Nil          Nil           Nil

                        2002       $141,631        Nil          Nil           Nil          Nil          Nil           Nil

-------------------------------------------------------------------------------------------------------------------------------

Notes:
(1)      All compensation not paid in US dollars has been converted into US dollars.
(2)      Perquisites and other personal benefits are not shown if they did not exceed the applicable disclosure threshold of the lesser of CDN$50,000 and 10% of the total annual salary and bonus of the Named Executive
         Officer for the fiscal year.
(3)      During fiscal 2003 payments of $116,813 were made by the Company on behalf of Mr. Conlee in connection with his relocation to Waterloo. These payments include $81,000 for real estate commissions, $26,743 for land transfer, state and other taxes, and $9,070 for legal fees and other related costs. Payments of $32,536 for relocation and $6,029 for temporary housing were made in fiscal 2002.


The Company does not have a long-term incentive plan or pension plan, and has never granted stock appreciation rights to any of its directors, officers or employees.

Options Granted During the Most Recently Completed Financial Year

The Company granted options to purchase Common Shares of the Company to the following Named Executive Officers during the fiscal year ended February 28, 2004:


--------------------------------------------------------------------------------------------------------------------------

                                                                                 Market Value of
                          Securities       % of Total                              Securities
                            Under            Options                           Underlying Options
                           Options         Granted to                             on the Date
                          Granted(1)        Employees         Exercise Price     of the Grant           Expiration
     Name                   (#)           in Fiscal Year      (US$/Security)    (US $/Security)            Date
--------------------------------------------------------------------------------------------------------------------------


Michael Lazaridis         200,000                6.4%                $8.33              $8.33             May 2, 2010
                          200,000                6.4%               $37.51              $37.51         January 15, 2011

--------------------------------------------------------------------------------------------------------------------------

James L. Balsillie        200,000                6.4%                $8.33              $8.33            May 2, 2010
                          200,000                6.4%               $37.51              $37.51        January 15, 2011

--------------------------------------------------------------------------------------------------------------------------

Larry Conlee              100,000                3.2%                $8.33              $8.33           May 2, 2010

--------------------------------------------------------------------------------------------------------------------------

Donald Morrison             Nil                  N/A                  N/A                N/A                N/A

--------------------------------------------------------------------------------------------------------------------------

Dennis Kavelman           100,000                3.2%                $8.33              $8.33           May 2, 2010
                          100,000                3.2%               $37.51              $37.51         January 15, 2011

--------------------------------------------------------------------------------------------------------------------------

Notes:
(1)      Options vest at a rate of 20% per year from the date the options were granted.


Options Exercised During the Most Recently Completed Financial Year

The following table sets forth the number of options exercised by Named Executive Officers and the number of unexercised options and value of unexercised in-the-money options for the Named Executive Officers during the fiscal year ended February 28, 2004.



----------------------------------------------------------------------------------------------------------------------------

                                                                                           Value of Unexercised in-the-
                         Securities      Aggregate Value      Unexercised Options at       Money Options at February 28,
                         Acquired on     Realized (US$)         February 28, 2004                   2004(1)
                        Exercise (#)                               Exercisable/                 Exercisable/
        Name                                                    Unexercisable (#)             Unexercisable (US$)
----------------------------------------------------------------------------------------------------------------------------


Michael Lazaridis            Nil               Nil               980,000/720,000            $44,595,855 / $22,650,993

----------------------------------------------------------------------------------------------------------------------------

James L. Balsillie           Nil               Nil               980,000/720,000            $44,595,855 / $22,650,993

----------------------------------------------------------------------------------------------------------------------------

Larry Conlee               90,000          $1,323,473            130,000/380,000            $3,192,750 / $13,548,767

----------------------------------------------------------------------------------------------------------------------------

Donald Morrison            90,000          $1,187,437            250,000/360,000            $6,156,636 / $11,513,011

----------------------------------------------------------------------------------------------------------------------------

Dennis Kavelman            140,000         $3,168,269            100,000/490,000            $4,709,505 / $15,398,831

----------------------------------------------------------------------------------------------------------------------------


Notes:
(1) Based on a split adjusted closing market price of $48.47 (CDN $66.03 converted to US dollars at an exchange rate of 1.3624) for the Common Shares of the Company on February 27, 2004 on the TSX (the last trading day in the fiscal year of the Company).

Management and Employment Contracts

Mr. Morrison is employed under a written employment contract that was entered into on July 5, 2000. Mr. Morrison's contract provides that termination of his employment with the Company without cause would entitle him to a payment equal to twelve months' base salary, target bonus and benefits at the time of such termination.

Compensation of Directors

All non-related directors receive an annual retainer of $14,680. In addition, all directors of the Company are eligible to participate in the Stock Option Plan established by the Company. Mr. Richardson received 20,000 options in fiscal 2004, at an exercise price of $9.48, expiring on May 30, 2010. The directors are reimbursed for out-of-pocket expenses for attending board and committee meetings.

Composition of Compensation Committee

The Compensation Committee of the Board of Directors consists of Dr. Douglas Wright and Mr. Kendall Cork, neither of whom has ever been: (1) an officer or employee of the Company or any of its subsidiaries; or (ii) indebted to the Company. In addition, no executive officer of the Company has served on the Board of Directors or the compensation committee of any other entity that has had one or more of the executive officers of such entity serve as a member the Company's Board of Directors or compensation committee. The Compensation Committee is responsible for annually approving the compensation of the Co-Chief Executive Officers and for reviewing the compensation of the Named Executive Officers.

Report on Executive Compensation

The following report is provided by the Compensation Committee, which is responsible for determining the compensation of the Co-Chief Executive Officers.

The Company's policies are intended to provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements. Compensation should include:

         (a) fair and competitive compensation commensurate with an individual's experience and expertise in order to attract and retain highly qualified executives;

         (b) recognition and encouragement of leadership, entrepreneurial spirit and team work;

         (c) an alignment of the financial interests of the executives with the financial interest of the shareholders of the Company through stock options and, in certain circumstances, bonuses to reward individual performance and contribution to the achievement of corporate objectives; and

         (d)      a contribution to enhancement of shareholder value.

Mr. Balsillie, the Co-Chief Executive Officer of the Company, has the responsibility to propose the level of salary and benefits for each of the other executive officers, other than Mr. Lazaridis. These are then reviewed and approved by the Compensation Committee. The salaries and benefits are set within guidelines developed by the Board and are consistent with the principles set out above. The Committee also appreciates the importance of qualitative factors in assessing individual performance of its executive officers such as demonstrated leadership ability and the management and implementation of major projects. No specific quantitative targets are set by the Committee but corporate performance is a factor that is considered when evaluating total compensation.

There are three elements to the Company's executive compensation program:

         o        Base salary;

         o Short-term compensation incentives for annual and personal performance; and

         o Long-term compensation incentives (stock option plan) related to long-term increase in share value.

Base Salary

The base salary for each executive is reviewed and established shortly after completion of each fiscal year. Base salaries are based on the executive's personal performance and seniority, contribution to the business of the Company, the size and stage of development of the Company and comparability with industry norms. In establishing base salaries, the objective of the Committee is to establish levels that will enable the Company to attract and retain executives who can effectively contribute to the long-term success of the Company. The Company competes for talent on a North American basis and thus looks to compensation paid by Canadian and US competitors.

Short-Term Compensation Incentives

The Company has in the past awarded discretionary bonuses; however, the Committee does not place great emphasis on annual bonuses. Bonuses have been awarded to certain executives where such executives have met personal objectives or where the Company has achieved certain objectives.

Long-Term Compensation Incentives

Long-term incentive compensation for executives is provided through grants of stock options pursuant to the Company's Stock Option Plan, generally reviewed annually. The number of stock options granted is based on each individual's salary range, responsibility and performance and takes into account the number and terms of stock options that have been previously granted to that individual. During fiscal 2004, a total of 1,100,000 options were granted to the Named Executive Officers of the Company.

Compensation of Co-Chief Executive Officers

The Committee evaluates total compensation in the context of each of the Co-Chief Executive Officers' leadership, performance and contributions bearing in mind the principles of executive compensation set out above. In addition, the Committee, from time to time, reviews compensation paid to chief executive officers of comparable Canadian and U.S. technology companies. Currently, neither the short-term profitability of the Company nor the short-term market price of the shares of the Company is considered by the Compensation Committee in setting remuneration. The Compensation Committee is cognizant of each of the Co-Chief Executive Officer's significant shareholdings in the Company and the incentives thereby generated for long-term enhancement of shareholder value.

For the financial year ended February 28, 2004, Mr. Lazaridis and Mr. Balsillie each received annual base salaries of $293,600 and grants of 400,000 stock options.

                               PERFORMANCE GRAPH

The following graph compares the percentage change in the cumulative total shareholder return on the Common Shares of the Company with the cumulative total return of the S&P/TSX Total Return Index during the period from February 26, 1999 to February 28, 2004 based on the closing price of the Common Shares on February 26, 1999 and February 27, 2004 (the last trading day in the fiscal year of the Company) if CDN $100 was invested and all dividends were reinvested, if any:

                 Cumulative Total Return on CDN $100 Investment


             [GRAPHIC OMITTED - CUMULATIVE TOTAL RETURN ON CDN $100 INVESTMENT - COMMON SHARES AND S&P/TSX TOTAL RETURN INDEX]



                      February 26,    February 29,     February 28,       March 1,      February 28,    February 27,
                         1999             2000            2001              2002            2003           2004
                         ----             ----            ----              ----            ----           ----


Common Shares           CDN $100        CDN $1,507       CDN $440          CDN $281        CDN $140       CDN $986

S&P/TSX  Total          CDN $100          CDN $147       CDN $131          CDN $128        CDN $111       CDN $151
Return Index


       SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has established a Stock Option Plan (the "Stock Option Plan") for the benefit of employees, officers and directors of the Company. The following is a summary of the Stock Option Plan as currently in effect.

The Stock Option Plan applies to directors, officers and employees of the Company and any of its subsidiaries and to any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company that is designated as a potential participant. The Stock Option Plan is administered by the board of directors or, if so authorized, the Compensation Committee of the board of directors. The exercise price for any option granted under the Stock Option Plan may not be less than the closing price of the Common Shares on the TSX or the Nasdaq National Market on the trading day prior to the date of grant. Options are exercisable during a period established at the time of their grant provided that such period will expire no later than 10 years after the date of grant, subject to early termination of the option in the event the holder of the option dies or ceases to be a director, officer or employee of the Company or ceases to provide ongoing management or consulting services to the Company or any entity controlled by the Company. No single participant, together with his or her associates, may be granted options which could result in the cumulative issuance to such persons of options to acquire Common Shares exceeding 5% of Common Shares outstanding immediately prior to the grant under the Stock Option Plan.

The Stock Option Plan is administered by the Compensation Committee, which has the authority, subject to the terms of the Stock Option Plan, to approve the persons to whom options may be granted, the exercise price, the number of shares subject to each option, the time or times at which all or a portion of each option may be exercised and certain other provisions relating to each option, including vesting provisions.

The following table sets out as at February 28, 2004 the number of securities to be issued upon exercise of outstanding options, the weighted average exercise price of such outstanding options and the number of securities remaining available for future issuance under equity compensation plans.


-----------------------------------------------------------------------------------------------------------------------

                                                                      Weighted-average         Number of Securities
                                     Number of Securities to be      exercise price of       remaining available for
                                      issued upon exercise of       outstanding options       future issuance under
    Plan Category                       outstanding options               (US$)             equity compensation plans

-----------------------------------------------------------------------------------------------------------------------


Equity compensation plans approved           15,716,382                    $10.90                   6,080,792
by securityholders

-----------------------------------------------------------------------------------------------------------------------
Equity compensation plans not                   302,200                     $6.45                       NIL
approved by security holders (1)

-----------------------------------------------------------------------------------------------------------------------
Total                                        16,018,582                    $10.82                   6,080,792
-----------------------------------------------------------------------------------------------------------------------


(1) The Company issued options to purchase Common Shares as part of two acquisitions. The provisions of these plans are similar to the provisions set out in the Company's Stock Option Plan.



                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The total amount of insurance purchased for the directors and officers as a group is $10 million. In addition to the premiums, the Company is liable for $2 million or $10 million per claim, depending on the type of claim, with respect to the self-insured retention provisions of the policy. The annual premium payable by the Company in respect of such insurance is approximately $1.2 million. The directors and officers are not required to pay any premium in respect of this insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Company had any outstanding indebtedness to the Company or any of its subsidiaries as at February 28, 2004 or as at the date hereof. The following Named Executive Officer had indebtedness to the Company during the last fiscal year.


------------------------------------------------------------------------------------------------------------------

    Name and Principal       Involvement of Issuer or    Largest Amount Outstanding    Amount Outstanding as at
         Position                   Subsidiary            During Fiscal Year ended         the date hereof
                                                             February 28, 2004

------------------------------------------------------------------------------------------------------------------

Donald Morrison,                 Loan from Company              CDN $200,000                     Nil
Chief Operating Officer,
BlackBerry
Toronto, Ontario

------------------------------------------------------------------------------------------------------------------


The term of the loan to Mr. Morrison was evidenced by a promissory note dated October 9, 2001 executed by Mr. Morrison in favour of the Company. The promissory note provided that the principal amount was non-interest bearing and is repayable on demand, to be repaid no later than five years from the date the principal was advanced under the promissory note, being October 9, 2006. Mr. Morrison repaid all amounts outstanding under the promissory note on October 24, 2003.

            INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company at any time since the beginning of the Company's last completed financial year, no proposed nominee for election as a director nor any associate any such director, officer or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Management Information Circular. Furthermore, no informed person (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Company's last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries or affiliates.

                    REPORT ON CORPORATE GOVERNANCE PRACTICES

The TSX has adopted guidelines for improved corporate governance in Canada (the "TSX Guidelines") which require Canadian listed companies to disclose their corporate governance practices with specific reference to the TSX Guidelines. The Board has also reviewed its governance practices in response to the United States Sarbanes-Oxley Act of 2002 ("SOX"), as well as the Nasdaq corporate governance proposals. The Company's approach to corporate governance is summarized below.

BOARD MANDATE

The Company's Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board of Directors discharges, in part, its responsibility directly and through the Audit Committee and Compensation Committee. The Board of Directors meets regularly to review the business operations and financial results of the Company. Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of the Company. With respect to fiscal year ended February 28, 2004 the Board of Directors met 7 times.

Specific responsibilities of the Board of Directors include:

         |X| reviewing and approving the Company's strategic and operating plans;

         |X| reviewing and approving significant operational and financial matters and providing direction to management on these matters;

         |X| reviewing and identifying the principal risks of the Company's business and ensuring implementation of appropriate systems to manage these risks;

         |X| reviewing and approving corporate objectives and goals applicable to senior management of the Company and assessing and monitoring the performance of senior management;

         |X| involvement in the hiring and replacement of the senior management of the Company and succession planning for senior management personnel; and

         |X| reviewing and assessing the Company's fiscal internal controls and management information systems.

BOARD COMMITTEES

The Audit Committee met 10 times during the year to review the interim and annual financial statements, notes and Management's Discussion and Analysis of Financial Condition and Results of Operations and to make recommendations to the Board of Directors. The Audit Committee has direct communication channels with the Company's internal finance department to review issues as appropriate and meets directly with the external auditors of the Company on a regular basis. The Audit Committee also makes recommendations as to the implementation and operation of internal controls and financial reporting systems. Its responsibilities are set out in a written mandate approved by the board of directors.

The Compensation Committee is involved with all compensation issues regarding directors and senior management of the Company, including establishing and approving the remuneration of the Co-Chief Executive Officers, reviewing and making recommendations concerning the operation of the Company's Stock Option Plan and reporting to shareholders concerning executive compensation.

For all of fiscal 2004, both the Audit Committee and the Compensation Committee were composed of outside and unrelated directors, consistent with the TSX Guidelines. The Company does not have an Executive Committee.

Further disclosure of the Company's corporate governance practices are set out in matrix form and attached to this Management Information Circular as Schedule "A".

                         REPORT OF THE AUDIT COMMITTEE

The Audit Committee is mandated to oversee all audit and quarterly review engagements, the preparation of financial statements, the review of press releases for financial results, and the review other regulatory documents as required. In addition, the Audit Committee is responsible for the oversight of the Company's accounting and financial reporting processes, the appointment and oversight of the Company's independent auditors, the pre-approval of all audit services and permissible non-audit services and the establishment of procedures for the receipt and treatment of complaints regarding accounting, internal control or auditing matters.

The Company's Audit Committee of the Board of Directors, which consists entirely of non-management independent directors, meets periodically with management and the independent auditors to ensure that each is discharging its respective responsibilities, to review the Company's interim and annual consolidated financial statements, notes and Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company. In addition, the Audit Committee reviews the independent auditor's report and discusses significant financial reporting issues, critical accounting policies and significant estimates and other auditing matters. The external auditors have full and unrestricted access to the Audit Committee to discuss audit findings, financial reporting and other related matters. The Audit Committee reports its findings and recommendations to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The Audit Committee has discussed with the Company's auditors issues concerning independence of the auditors and has received written confirmation of such independence.

Based on the review and discussions above, the Audit Committee has recommended to the Board to include the audited consolidated financial statements, notes and Management's Discussion and Analysis of Financial Condition and Results of Operations in the annual report to the shareholders.

The members of the Audit Committee have approved the contents of this report and its inclusion in this Management Information Circular.

Report Presented by:
                       Douglas Wright (Chairman of Audit Committee)
                       Kendall Cork
                       James Estill
                       John Richardson

                OTHER MATTERS WHICH MAY COME BEFORE ThE MEETING

Management of the Company knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to Management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

                            ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Secretary of the Company at 295 Phillip Street, Waterloo, Ontario, N2L 3W8:

         (i) the 2004 Annual Report to Shareholders containing the audited consolidated financial statements for the year ended February 28, 2004 together with the accompanying Auditor's Report;

         (ii) the interim consolidated financial statements for periods subsequent to February 28, 2004;

         (iii) the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations;

         (iv)     this Management Information Circular; and

         (v)      the 2004 Annual Information Form.


Additional information relating to the Company can be found on the Canadian security administrator's System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com. Financial information of the Company is provided in the Company's comparative financial statements and management's discussion and analysis of operating results.

                                    GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

The undersigned hereby certifies that the contents, together with the distribution of this Management Information Circular, have been approved by the board of directors of the Company. A copy of this Circular has been sent to each director of the Company, each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED at Waterloo, Ontario, the 8th day of June, 2004.


                                      BY ORDER of the Board of Directors


                            (signed)  Dennis Kavelman, Corporate Secretary

                                  Schedule "A"
                  Disclosure of Corporate Governance Practices



-----------------------------------------------------------------------------------------------------------------------
                                         Does the
TSX Corporate Governance                  Company
Guidelines                                Align?                   Comments
-----------------------------------------------------------------------------------------------------------------------


1.           Board should explicitly        Yes            The Board supervises the management of the Company's
             assume responsibility for                     business and affairs. The Board makes major policy
             stewardship of the Company                    decisions, delegates to management the authority and
             specifically for:                             responsibility for the day-to-day affairs of the Company
                                                           and reviews management's performance and effectiveness
                                                           on an on-going basis.
-----------------------------------------------------------------------------------------------------------------------
        (a)  adoption of a strategic        Yes            The Board participates in the strategic planning
             planning process                              process as the acceptor/adopter of strategic plans
                                                           developed and proposed by management which takes into
                                                           account, among other things, the opportunities and
                                                           risks facing the business of the Company. A portion
                                                           of time at every board meeting is set aside to
                                                           discuss strategic planning process and related
                                                           matters. Discussion is encouraged and management
                                                           benefits from the advice and guidance of the Board on
                                                           important strategic issues.
-----------------------------------------------------------------------------------------------------------------------
        (b)  identification of principal    Yes            The Board, during the review of the Company's
             risks, and implementing                       strategic objectives on an on-going basis, assesses
             risk management systems                       the principal business risks of the Company. The
                                                           Board is assisted by the Audit Committee which
                                                           reviews the risk management systems of the Company
                                                           with management and the external auditors.
-----------------------------------------------------------------------------------------------------------------------
        (c)  succession planning and        Yes            The Board reviews its organizational structure and
             monitoring senior management                  succession planning matters. All external members of the
                                                           Board have the responsibility for succession planning as
                                                           it relates to senior management. The Board monitors the
                                                           Co-CEOs' performance and places with the Co-CEOs the
                                                           responsibility of monitoring other senior management.
-----------------------------------------------------------------------------------------------------------------------
        (d)  communications policy          Yes            The Company has formed a Corporate Disclosure
                                                           Committee that is governed by a charter that sets out
                                                           its mandate and the Company has a corporate
                                                           disclosure policy. The policy deals with, among other
                                                           things, how the Company interacts with analysts,
                                                           investors, other stakeholders and the public as well
                                                           as how the Company complies with its disclosure
                                                           obligations. In addition, the Audit Committee reviews
                                                           press releases containing the quarterly results of
                                                           the Company prior to release and all press releases
                                                           of the Company are reviewed by internal legal
                                                           counsel. The Company's disclosure policy has been
                                                           established in accordance with the relevant
                                                           disclosure requirements under applicable Canadian and
                                                           United States securities laws.
-----------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------
                                         Does the
TSX Corporate Governance                  Company
Guidelines                                Align?                   Comments
-----------------------------------------------------------------------------------------------------------------------


        (e)  integrity of internal          Yes            The Audit Committee requires management to implement
             control and management                        and maintain appropriate systems of internal control
             information systems                           and meets with management to assess the adequacy and
                                                           effectiveness of the these systems of internal
                                                           control. As required by SOX, the Co-CEOs and CFO have
                                                           provided certificates relating to the contents of the
                                                           annual statutory reports and have evaluated and
                                                           reported on the effectiveness of the Company's
                                                           internal controls and procedures. The Audit Committee
                                                           meets with the Company's external auditors on a
                                                           quarterly basis in conjunction with the Company's
                                                           quarterly results and also meets with external
                                                           auditors periodically, as necessary.
-----------------------------------------------------------------------------------------------------------------------
2.           Majority of directors          Yes            Three of the directors of the Company are related
             should be "unrelated"                         directors of the Company and four of the directors of
             (independent of management                    the Company are unrelated directors within the meaning
             and free from conflicting                     of the TSX Guidelines. The Board believes that the current
             interest)                                     unrelated directors provide appropriate independent
                                                           representation for the benefit of public shareholders
                                                           of the Company.
-----------------------------------------------------------------------------------------------------------------------
3.           Disclosure for each            Yes            Mr. Michael Lazaridis - Related - is President and
             director whether he or she                    Co-Chief Executive Officer of the Company.
             is related, and how that
             conclusion was reached                        Mr. James L. Balsillie - Related - is Chairman and
                                                           Co-Chief Executive Officer of the Company.

                                                           Mr. Douglas E. Fregin - Related - is Vice-President,
                                                           Operations of the Company.

                                                           For the remainder of the directors, none of them or
                                                           their associates has:

                                                           -  worked for the Company
                                                           -  material contracts with the Company
                                                           -  received remuneration from the Company wit  the
                                                              exception of stock options and directors' fees.

                                                           Kendall Cork          -    Unrelated
                                                           James Estill          -    Unrelated
                                                           John Richardson       -    Unrelated
                                                           Dr. Douglas Wright    -    Unrelated

                                                           In determining whether or not a particular director
                                                           is a "related" director, the Board examined the
                                                           factual circumstances of each individual in the
                                                           context of the TSX Guidelines to ascertain whether or
                                                           not such director is free from any interest and any
                                                           business or other relationship which could, or could
                                                           reasonably be perceived to, materially interfere with
                                                           the director's ability to act with a view to the best
                                                           interests of the Company, other than interests and
                                                           relationships arising from shareholdings.
-----------------------------------------------------------------------------------------------------------------------
                                                           Due to the small size of the Board, the Board has not
4.      (a)  Appoint a committee            No             created a stand-alone committee per se to deal with such
             responsible for                               matters. The Board has the responsibility for nominating
             appointment/assessment of                     new directors and is guided by the following general
             directors                                     principals in deciding upon such appointments:
-----------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------
                                         Does the
TSX Corporate Governance                  Company
Guidelines                                Align?                   Comments
-----------------------------------------------------------------------------------------------------------------------


                                                                - the specific skill set required on the Board at a
                                                                given time in light of the skill sets of the
                                                                remaining Board members;
                                                                - the academic and employment-related qualifications
                                                                of the individual;
                                                                - relevant industry experience; and
                                                                - alignment with the philosophies of the Company,
                                                                including a commitment to promote the implementation
                                                                of the policies adopted by the Company
-----------------------------------------------------------------------------------------------------------------------
        (b)  Composed exclusively of        N/A
             non-management directors,
             the majority of whom are
             unrelated
-----------------------------------------------------------------------------------------------------------------------
5.           Implement a process for        Yes            The Board monitors the effectiveness of the relationship
             assessing the effectiveness                   between Management and the Board, the effectiveness of
             of the board, its committee                   operation of the Board, Board committees and individual
             and directors                                 directors and recommends improvements to each of the
                                                           above.
-----------------------------------------------------------------------------------------------------------------------
6.           Provide orientation and        Yes            The Board ensures that every new director possesses the
             education programs for new                    capacities, expertise, availability and knowledge
             directors                                     required to fill this position adequately. Reports
                                                           relating to the Company's business and affairs are
                                                           provided to new directors. In addition, new Board
                                                           members meet with senior management of the Company to
                                                           review the business and affairs of the Company.
                                                           Currently, the Board is responsible for the
                                                           orientation and education of new directors.
-----------------------------------------------------------------------------------------------------------------------
7.           Consider reducing size of      Yes            The Board has determined that the size of the Board is
             board, with a view to                         appropriate for the Company at this time and offers the
             improving effectiveness                       flexibility to respond quickly to corporate  opportunities and challenges as they arise from time to time. The
                                                           Board as currently constituted brings together a mix
                                                           of skills, backgrounds and attitudes that the Board
                                                           considers appropriate for the stewardship of the
                                                           Company.
-----------------------------------------------------------------------------------------------------------------------
8.           Review compensation of         Yes            In fiscal 2004, the Board reviewed the compensation paid
             directors in light of risks                   to non-related directors and determined to implement an
             and responsibilities                          annual payment to non-related directors of $14,680. Only
                                                           non-related directors are compensated for acting as a
                                                           director of the Company. The Board has determined
                                                           that the compensation paid to non-related directors
                                                           is adequate in light of their risks and
                                                           responsibilities and will review such compensation on
                                                           an annual basis. Although the Board has determined
                                                           that the size of the Board is adequate for the
                                                           Company at this time, in the event that circumstances
                                                           change that require an increased Board, the
                                                           Compensation Committee will be given the mandate to
                                                           review the compensation of the directors in light of
                                                           the risks and responsibilities and bring the
                                                           resulting suggestions to the Board for its
                                                           consideration. All external Board members are
                                                           entitled to receive stock options in RIM's Stock
                                                           Option Plan.
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
                                         Does the
TSX Corporate Governance                  Company
Guidelines                                Align?                   Comments
-----------------------------------------------------------------------------------------------------------------------


9.      (a)  Committees should              Yes            The Board has two committees: the Audit Committee and the
             generally be composed of                      Compensation Committee. All of the members of the Audit
             non-management directors                      Committee and Compensation Committee are outside
                                                           directors and are independent.
-----------------------------------------------------------------------------------------------------------------------
        (b)  Majority of committee          Yes            The Audit Committee consists of four members, all of
             members should be unrelated                   whom are unrelated directors. The Compensation Committee
                                                           consists of two members, each of whom is unrelated.
                                                           Under Nasdaq rules, the TSX Guidelines and National
                                                           Instrument 52-110, the members of each committee are
                                                           considered independent/unrelated.
-----------------------------------------------------------------------------------------------------------------------
10.          Appoint a committee            No             Given the small size of the Board, the Company does not
             responsible for approach to                   have a Corporate Governance Committee, but regularly
             corporate governance issues                   reviews matters pertaining to governance including
                                                           committee membership and mandates, making
                                                           recommendations for change and for other such
                                                           initiatives that may be deemed to be in the interest
                                                           of the Company in order to improve corporate
                                                           governance. As a practical matter, the four unrelated
                                                           members of the Board have taken an active role in
                                                           reviewing matters pertaining to governance; however,
                                                           the Board, as a whole, considers corporate governance
                                                           matters at all times. The Company has introduced in
                                                           fiscal 2004 a corporate governance review program in
                                                           response to the issuance of new rules and regulations
                                                           giving effect to SOX, the proposed NASDAQ rules and
                                                           the TSX Guidelines. The Company has adopted a code of
                                                           ethics.
-----------------------------------------------------------------------------------------------------------------------
11      (a)  Define limits to
             management's
             responsibilities by
             developing mandates for:

             (i)  the Board                 No             There is no specific mandate for the Board. Any
                                                           responsibility which is not delegated to senior
                                                           management or a committee of the Board remains the
                                                           responsibility of the Board.

             (ii) the Co-CEOs               No             The Board is satisfied that it is not necessary to
                                                           develop written objectives for the Co-CEOs but rather
                                                           these are established through the process of
                                                           considering and approving the Company's strategic
                                                           objectives.
-----------------------------------------------------------------------------------------------------------------------




-----------------------------------------------------------------------------------------------------------------------
                                         Does the
TSX Corporate Governance                  Company
Guidelines                                Align?                   Comments
-----------------------------------------------------------------------------------------------------------------------


        (b)  Board should approve CEO's     Yes            The Board in conjunction with management establishes the
             corporate objectives                          corporate objectives of the Company which, in turn, are
                                                           expected to be implemented by the Co-CEOs.
-----------------------------------------------------------------------------------------------------------------------
12.          Establish structures and       Yes            The Company does not currently have a chairman separate
             the procedures to enable                      from management as one of the Co-CEOs, Mr. Balsillie, is
             the board to function                         also the Chair of the Board. In the view of the Board,
             independently of management                   the fact that Mr. Balsillie occupies both offices
                                                           does not impair the ability of the Board to act
                                                           independently of management; however, the Board is of
                                                           the opinion that a close working relationship with
                                                           the executive team is currently in the best interests
                                                           of the Company. The Board believes that Mr.
                                                           Balsillie's extensive knowledge of the Company's
                                                           business is beneficial to the other directors and Mr.
                                                           Balsillie's participation as a director and the
                                                           Chairman contributes to the effectiveness of the
                                                           Board. The unrelated members of the Board meet in
                                                           absence of management if, as and when such need
                                                           arises (and have in the past done so). In addition,
                                                           directors can add items to Board agendas which are
                                                           distributed in advance of meetings and all directors
                                                           are provided with information by management, as
                                                           required.
-----------------------------------------------------------------------------------------------------------------------
13.     (a)  Establish an audit             Yes            The Audit Committee is mandated to monitor audit
             committee with a                              functions, the preparation of financial statements,
             specifically defined mandate                  review press releases on financial results, review
                                                           other regulatory documents as required, and meet with
                                                           outside auditors independently of management. The
                                                           Audit Committee operates under a formal charter which
                                                           takes into account current corporate governance
                                                           initiatives. The charter of the Audit Committee is
                                                           reviewed on an annual basis. The Audit Committee,
                                                           which has oversight responsibility for management
                                                           reporting on internal controls, requires that
                                                           management implement and maintain appropriate
                                                           internal control procedures. The Audit Committee
                                                           meets with management to assess the adequacy and
                                                           effectiveness of these systems of internal control.
-----------------------------------------------------------------------------------------------------------------------
        (b)  All members should be          Yes            All four members of the Audit Committee are outside
             outside  directors                            directors. The Audit Committee has determined that
                                                           all members of the Audit Committee are financially
                                                           literate and all have accounting or related financial
                                                           experience.
-----------------------------------------------------------------------------------------------------------------------
14.          Implement a system to          Yes            Individual directors may engage the services of an
             enable individual directors                   outside advisor with the approval of the Board.
             to engage outside advisors,
             at Company's expense
-----------------------------------------------------------------------------------------------------------------------


                                  Appendix "A"


                              SHAREHOLDER PROPOSAL


         The Following shareholder proposal has been submitted to the Company by Real Assets Investment Management Inc. ("Real Assets"), Suite 801, 1166 Alberni Street, Vancouver, British Columbia V6E 3Z3 for consideration at the Meeting. The proposal and the supporting statement of Real Assets are set out verbatim in italics below. The Company assumes no responsibility for the accuracy or validity of the statements contained in the proposal and supporting statement and therefore should not be considered to have validated or otherwise be in agreement with these statements. The Company's statement in opposition is also set out below.

         "WHEREAS:

         Women comprise 50 percent of Canada's workforce, own 25 percent of the nation's businesses, and represent 50 percent of all customers. Women are not represented on Research In Motion Ltd. Board of Directors, nor are they present amongst the ranks of the Company's senior officers. We believe that corporate Boards of Directors and senior officer positions should be drawn from a broad pool of talent and expertise. We also believe that gender diversity on the board, and amongst the ranks of senior officers, enhance business performance by enabling a company to respond effectively to diverse customer needs.

         If we are to successfully compete in an increasingly diverse global marketplace, we must promote and select individuals chosen from a broad spectrum of perspective and talent. As Sun Oil's CEO Robert Campbell stated (Wall Street Journal, 8/12/96): "Often what a woman or minority person can bring to the board is some perspective a company has not had before - adding some modern-day reality to the deliberation process."

         According to a study of Standard and Poor's 500 companies, those with the best history of hiring women and minorities earned average returns of 18.3 percent. Those ranking lowest earned an average return of 7.9 percent. The study concluded that companies with above-average returns were led by CEOs who had clearly and proactively advocated diversity. Moreover, a 19-year study of 215 Fortune 500 firms, conducted by Dr. Adler of Pepperdine University, shows a significant correlation between profitability and a strong record of promoting women into the executive suite. Three measures of profitability - profits as a percent of revenue, as a percent of assets, and as a percent of stockholder's equity - were used to demonstrate that the 25 Fortune 500 firms with the best record of promoting women to high positions were between 18 and 69 percent more profitable than the median firms in their industries.

         As investors, we therefore believe that the greater perspective provided by gender diversity at both the Board and senior officer level would further consolidate Research In Motion Ltd.'s strong market position, and improve the quality of corporate decision-making. Further, we believe that the Board and senior officer positions should reflect the people in the marketplace as well as the workforce if the company is going to remain competitive. We therefore urge Research In Motion Ltd. to enlarge its search for qualified board members and senior officers.

         THEREFORE BE IT RESOLVED that shareholders request:

         That the Board of Directors make a greater effort to locate qualified women as candidates for nomination to the board, and that the Board of Directors attempts to recruit qualified women that will fill senior officer positions. That the Board of Directors issue a public statement committing the company to a policy of board gender diversity, with a program of steps to be followed and a timeline during which the company is expected to move in that direction. That the Board of Directors provide to shareholders, at reasonable cost, a report by August 2004, which includes a description of:

         a) Efforts to encourage gender diversity on the board and amongst senior officers.

         b) Criteria for board qualification and senior officer level positions.

         c) The process of selecting board nominees, and board committee members.

         SUPPORTING STATEMENT

         Dr. Jeffery Gandz from the Richard Ivey School of Business states, "Companies recognized for their diversity efforts such as Glaxo, Motorola, Xerox and General Mills experience an increase in investment returns and that supports the conjecture that being seen as a good corporate citizen is also profitable." (A Business Case for Diversity,
         2001)

         No company today can afford to ignore diversity issues. Research In Motion has a broad national and international presence. None of RIM's board members or senior officers is female. This leaves the company vulnerable to discrimination charges and undercuts RIM's market leadership. We further believe that the expanded perspectives of a board inclusive in its gender composition would improve the quality of corporate policy-making by reflecting the growing diversity of Research In Motion's customers, suppliers, employees and shareholders.

         As investors, we are concerned about the potential for adverse financial effects on RIM and shareholder value due to the lack of female board members and senior officers. In Ontario, individuals claiming company discrimination practices can file a claim with the provincial Human Rights Commission. RIM's vulnerability in this area represents a significant risk to shareholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THE SHAREHOLDER PROPOSAL FOR THE FOLLOWING REASONS:

         The shareholder proposal relates to gender diversity, a matter that Research In Motion takes very seriously. The Company has gone to great lengths to attract and retain the most qualified individuals in a very competitive market. The Company makes no gender distinctions when nominating directors or when hiring and promoting its employees. The Company's management believes that diversity is vital for the Company to be able to grow and compete in the global marketplace. However, the Company's views on diversity are not simply limited to gender diversity and are developed to foster a truly diverse environment. The Company has adopted a variety of policies and procedures which reflect its commitment to provide equal opportunity for all persons, including its recruiting practices, working conditions, compensation, training, opportunities for advancement, without regard to the person's age, race, religious creed, gender, marital status, sexual orientation, color, national origin, ancestry, or disability.

Fundamentally, RIM's diversity policy is rooted in the Company's value of respect for all individuals. At RIM, individual differences are not only respected, they are valued. RIM recognizes and manages those differences so that both the individual's and the Company's goals for growth and success are achieved.

In light of these types of employment policies and practices and in light of the guidelines in relation to the appointment of Board members, it is the Board's view that adopting these resolutions would serve no useful purpose. In addition, the sort of rigid policy being proposed could place artificial constraints on recruitment that are not justifiable and the preparation of such a report would provide little, if any, additional value for RIM's shareholders.

For these reasons, the Board of Directors and management of the Company recommend that shareholders vote AGAINST the shareholder proposal.

                                                                     Document 2

                               [LOGO OMITTED]


                           RESEARCH IN MOTION LIMITED

                               FORM OF PROXY FOR
                         ANNUAL MEETING OF SHAREHOLDERS
                          To be held on July 12, 2004

            THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY



         The undersigned shareholder of Research In Motion Limited (hereinafter called the "Company") hereby nominates and appoints James L. Balsillie, Chairman and Co-Chief Executive Officer of the Company, or failing him, Michael Lazaridis, President and Co-Chief Executive Officer of the Company, or instead of either of the foregoing , as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned at the annual meeting of shareholders to be held on July 12, 2004 at 6:30 p.m. and at all adjournments thereof (the "Meeting"), upon matters properly coming before the Meeting, as set forth in the related Notice of Meeting and Management Information Circular, both of which have been received by the undersigned. The undersigned specifies that the common shares of the Company registered in the name of the undersigned are to be voted (or withheld from voting) in respect of the matters listed below, as follows:


         1. FOR |_| or WITHHELD FROM VOTING IN RESPECT OF |_| the election of directors referred to in the Management Information Circular of the Company dated June 8, 2004, namely Michael Lazaridis, James Balsillie, Douglas Fregin, Kendall Cork, James Estill, John Richardson and Dr. Douglas Wright;

         2. FOR |_| or WITHHELD FROM VOTING IN RESPECT OF |_| the re-appointment of Ernst & Young LLP as independent auditors of the Company for the fiscal year ending February 26, 2005 and authorizing the directors to fix their remuneration.

         3. FOR |_| or AGAINST |_| the shareholder proposal set out in Appendix "A" to the accompanying Management Information Circular.

This proxy confers discretionary authority as to any amendments or variations proposed at the Meeting in respect of matters identified in the Notice of Annual Meeting of Shareholders dated June 8, 2004 and as to any other matters that may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Company knows of no such amendment or other matters.

The shares represented by this proxy will be voted or withheld from voting as specified, but if no specification is made in respect of any matter, this proxy will be voted for the election of directors and the appointment of the auditors and against the shareholder proposal set out in Appendix "A" to the Management Information Circular.

The common shares of the undersigned represented by this proxy will be voted or withheld from voting in accordance with the specification, if any, of the undersigned in respect of any ballot that may be called for at the Meeting or any adjournment thereof.

The persons named in this Proxy are directors or management of the Company. This proxy is solicited by and on behalf of management of the Company. A shareholder may appoint a proxyholder (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting. To exercise this right, the shareholder should insert such person's name in the space provided and strike out the current names.

The undersigned hereby revokes all prior proxies given with respect to the common shares of the undersigned and authorizes the person voting this proxy to inform holders of any prior proxy of such revocation.

Please sign name exactly as it appears on your share certificate. If the appointer is a company, the form of proxy must be executed under its corporate seal or signed by an officer or attorney duly authorized. Persons signing as executors, administrators, trustees, etc. should so indicate.

UNLESS THIS PROXY IS DATED IN THE SPACE PROVIDED BELOW FOR THAT PURPOSE, IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED BY THE MANAGEMENT OF THE COMPANY.

         DATED this _____ day of __________________, 2004.



                                   __________________________________________
                                   Signature of Shareholder

                                   __________________________________________
                                   Print name of shareholder as it appears on your share certificate

This proxy will not be valid and will not be acted upon or voted unless it is signed and delivered to Computershare Trust Company of Canada, 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, on or before the close of business on or before 5:00 p.m. (Eastern Standard Time) on July 8, 2004 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used or by delivering it to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

                                                                     Document 3

                               [LOGO OMITTED]



                           RESEARCH IN MOTION LIMITED

                  Notice of Annual Meeting of the Shareholders


         NOTICE IS HEREBY GIVEN THAT the Annual Meeting of the shareholders (the "Meeting") of Research In Motion Limited (the "Company") will be held on July 12, 2004, at Canadian Clay and Glass Gallery, 25 Caroline St. North, Waterloo, Ontario at 6:30 p.m. for the following purposes:

1. TO RECEIVE and consider the consolidated financial statements of the Company for the fiscal year ended February 28, 2004 and the Auditor's Report thereon;

2.       TO ELECT the directors of the Company;

3. TO RE-APPOINT the auditors of the Company and to authorize the Board of Directors to fix the auditors' remuneration;

4. TO CONSIDER the shareholder proposal set out in Appendix "A" of the management information circular; and

5. TO TRANSACT such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Details of the foregoing transactions are contained in the accompanying management information circular.

         A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must deposit his duly executed form of proxy with the Company's transfer agent and registrar, Computershare Trust Company of Canada, 100 University Street, 9th Floor, Toronto, Ontario, M5J 2Y1, on or before 5:00 p.m. (Eastern Standard Time) on July 8, 2004 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used or by delivering it to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

         Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be available for the meeting.

         The Company's annual report and the financial statements for the year ended February 28, 2004, together with the report of the auditor's thereon, the management information circular, the form of proxy and the supplemental mailing card (where applicable) accompany this notice. The management information circular is deemed to form part of this notice.

         DATED at Waterloo, Ontario this 8th day of June, 2004.

                                          BY ORDER OF THE BOARD


                                          (signed) Dennis Kavelman,
                                          Corporate Secretary

                                                                     Document 4

                                                   [COMPUTERSHARE LOGO OMITTED]
                                              1500 University Street, 7th Floor
                                                            Montreal QC H3A 3S8
June 14, 2004                        Email: Murielle.Mallette@computershare.com
                                               Telephone: (514) 982-7888 X 7497
                                                            Fax: (514) 982-7580


Ms Edel Ebbs
Research in Motion Limited
295 Phillip Street
Waterloo, Ontario
N2L 3W8

Subject:  Research in Motion Limited
          Annual Meeting of Shareholders
          Held on July 12, 2004

Dear Ms Ebbs,

This letter will serve to confirm that the following material has been sent by prepaid mail to each registered shareholder of Research in Motion Limited on June 14, 2004:

         - Notice of Annual Meeting of Shareholders and Management Information Circular
         -  Annual Report
         -  Canadian GAAP Financial Statements and Notes
         -  Proxy Form
         -  Postage Prepaid Return Envelope

In addition, copies of the above-mentioned material with the National Instrument 54-102 form were sent on June 14, 2004 to any brokers or financial institutions (not associated with ADP Investor Communications) who requested material in accordance with National Instrument 54-101.

As per your request, an Annual Report and a Canadian Financial Statements & Notes were also mailed to each individual held on Research in Motion's complimentary list.

We trust that the above is satisfactory, however, please do not hesitate to contact the undersigned should you require additional information.

Yours truly,
Computershare Trust Company of Canada



Murielle Mallette

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Research In Motion Limited
                                        ---------------------------------------
                                                      (Registrant)

Date:  June 18, 2004                    By: /s/   Angelo Loberto
       ------------------                   -----------------------------------
                                                          (Signature)
                                            Angelo Loberto
                                            Vice President, Finance